UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant to Regulation A of the Securities Act of 1933

November 17, 2022
Date of Report: (Date of earliest event reported))

BIOLIFE SCIENCES INC.
(Exact name of issuer as specified in its charter)

Florida
(State or other jurisdiction of incorporation)
54-2013455
(IRS Employer Identification No.)

(833)-919-1037
(Issuer's telephone number, including area code)

Please send copies of all correspondence to:
Pino Nicholson PLLC
99 S. New York Ave.
Winter Park, FL 32789
Telephone: 407-206-6577
Email: ljp@PinoNicholsonLaw.com
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)




Item 3. Material Modifications to Rights of Shareholders

Amendment & Restatement of Certificate of Incorporation

The Company here discloses that on October 21, 2022, the Board of Directors (the "Board") approved the filing of its Articles of Incorporation with the Florida Department of State Division of Corporations, pursuant to the Plan of Domestication effectuating the domestication of the Company to the state of Florida, see Exhibit 3.1. The Company's Articles of Incorporation, filed with the state of Florida on October 28, 2022, are attached as Exhibit 3.2 to this report. All references to the Company as a Nevada corporation throughout the Offering Circular are hereby amended and revised denote the Company as a Florida corporation.

Amendment to Offering Price

The Company here discloses that the Board approved the amendment and revision of the Offering Circular Summary terms, including amendment of the Offering Price and Offered Shares. See Exhibit 3.3.

The Company here discloses that it is revising the price per share as presently listed in the Offering Circular dated July 14, 2022, from $0.05 to $0.005.

Specifically, in the section titled "Offering Summary" the Offering Price term which presently states $0.05 is hereby amended to read as: $0.005.

All references to the $0.05 Offering Price or the $0.05 price per share throughout the Offering Circular are hereby amended and revised to $0.005.

Amendment to Securities Offered (Offered Shares)

The Company here discloses that it is revising the maximum number of Securities Offered as presently listed in the Offering Circular dated July 14, 2022, from 400,000,000 to 3,600,000,000.

Specifically, in the section titled "Offering Summary" the Securities Offered (Offered Shares) term which presently states 400,000,000 is hereby amended to read as: 3,600,000,000.

All references to the 400,000,000 Securities Offered throughout the Offering Circular are hereby amended and revised to 3,600,000,000.

Amendment and Update to Offering Summary Terms

The Company here discloses that it is updating the first five (5) terms in the "Offering Summary" section of the Offering Circular Summary to reflect as follows:

Issuer
BioLife Sciences Inc.
Securities Offered (Offered Shares)
A Maximum of 3,600,000,000 shares of Common Stock,
par value $0.00001
Offering Price
$0.005
Shares Outstanding Before this Offering
138,596,531
Shares Outstanding After this Offering
3,738,596,531

All references to the 400,000,000 Securities Offered throughout the Offering Circular are hereby amended and revised to 3,600,000,000.

Item 9. Other Events

Adoption of 2022 Stock Option Plan

On October 4, 2022, the Board adopted the 2022 Stock Plan (the "2022 Stock Plan") which provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to our employees and for the grant of non-statutory stock options and stock awards to non-employees, including directors and other service providers.

Authorized shares. A total of 100,000,000 shares of our Common Stock have been reserved for issuance pursuant to the exercise of options issued from the 2022 Stock Plan.

Plan administration. Our Board administers our 2022 Stock Plan.

Awards Granted. To date, the Board has issued a restricted stock award to key employee Justin De Four in the amount of 20,000,000 shares of Common Stock, subject to vesting, and a restricted stock award to key employee Nika Jaksic in the amount of 10,000,000 shares of Common Stock, subject to vesting.

Non-transferability of awards. Unless the administrator provides otherwise, our 2022 Stock Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2022 Stock Option Plan, the administrator will adjust the number and class of shares that may be delivered under our 2022 Stock Option Plan and/or the number, class, and price of shares covered by each outstanding award and the numerical share limits set forth in our 2022 Stock Option Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.


Domestication to Florida Corporation

On October 21, 2022, the Board approved a Plan of Domestication (the "Plan") which provides the Plan pursuant to which the Company, originally incorporated in Nevada, will effectuate the domestication of the Company to the state of Florida. The Plan sets forth the terms of the domestication, the continuation of the Company as a Florida Corporation under the name of Biolife Sciences Inc., and the filing of the Company's Articles of Incorporation with the state of Florida. The Company's Articles of Incorporation, filed with the state of Florida, are attached as Exhibit 3.1 to this report. Pursuant to the Plan, the Company prepared Articles of Conversion with the Nevada Secretary of State to be filed upon conversion and domestication of the Company to the state of Florida.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




       BIOLIFE SCIENCES INC.

       BY: /s/ Justin De Four
       	Justin De Four, Chief Executive Officer

       Date: November 17, 2022